Exhibit 99.1

9 January 2024
Nexxen International Ltd.
("Nexxen" or the "Company")

Tremor International Ltd. is Now Nexxen International Ltd.

The Company’s name change will take effect on NASDAQ and AIM tomorrow

The Company’s Ordinary shares and ADRs will begin trading under the ticker “NEXN” effective January 10, 2024

Nexxen International Ltd. (AIM/NASDAQ: TRMR) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), today announced that, effective immediately, its parent Company name has changed from Tremor International Ltd. to Nexxen International Ltd. following approval by shareholders at the Company’s latest Annual General Meeting on December 27, 2023. The Company’s change of name to Nexxen International Ltd. is expected to take effect on NASDAQ at 9:30 a.m. ET and on AIM at 8.00 a.m. GMT on January 10, 2024.

In connection with the parent Company name change, Nexxen’s Ordinary shares and ADRs will begin trading under the ticker “NEXN” in both markets effective January 10, 2024. There are no changes to the Company’s Ordinary share structure, ADR structure, CUSIP, ISIN, or SEDOL codes, and shareholders do not need to take any further action as a result of the Company’s name or ticker changes.

Investors can learn more information (including the investor relations content and the information required by AIM Rule 26) at the Company’s updated investor relations website at investors.nexxen.com.

Shareholders will be unaffected by the change of name, and existing share certificates should be retained and will remain valid. Any new share certificates issued after the name change takes effect will bear the name Nexxen International Ltd.

“The changing of our name from Tremor to Nexxen International represents an exciting next step in the rebrand we embarked upon several months ago with a mission to unite our brands, simplify our story, better highlight the holistic value proposition of our unified data-driven end-to-end platform, and more strongly position ourselves as leaders in the video, data, and CTV advertising ecosystems,” said Ofer Druker, CEO of Nexxen International.

About Nexxen International

Nexxen International empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR). The Company’s Ordinary shares and ADRs will soon trade under the ticker “NEXN” on both the London Stock Exchange and NASDAQ.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Investor Relations & Financial PR)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen International, or any of its affiliates, identify forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements regarding anticipated benefits of changing our corporate name from Tremor International to Nexxen International and the related rebranding activities. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance, or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.